UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORUM CRE INCOME FUND

(Name of Subject Company (Issuer))

FORUM CRE INCOME FUND

(Name of Filing Person(s) (Issuer))

Class I Shares

(Title of Class of Securities)

34985F203

(CUSIP Number of Class of Securities)

Darren Fisk

c/o Forum Capital Advisors, LLC

240 Saint Paul Street, Suite 400

Denver, CO 80206

Tel: (303) 501-8860

Fax: (303) 296-4212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copies to:

Martin H. Dozier Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309 Tel: (404) 881-7000 Fax: (404) 881-7777	David Baum Alston & Bird LLP The Atlantic Building 950 F Street NW Washington, D.C. 20004 Tel: (202) 239-3300 Fax: (202) 239-3333

July 16, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,511,986.85 (5% of 05/03/21 NAV)(a)	Amount of Filing Fee: $274.06 (b)

(a) Calculated as the aggregate maximum value of Class I Shares being purchased.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $274.06

Form or Registration No.: SC TO-I

Filing Party: Forum CRE Income Fund

Date Filed: July 16, 2021

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on July 16, 2021 by Forum CRE Income Fund (the “Fund”) in connection with an offer by the Fund to purchase Class I Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to purchase up to 5% of its Shares outstanding as of May 3, 2021 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on July 16, 2021.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on August 16, 2021.

(2)	No Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FORUM CRE INCOME FUND

By:	/s/ Darren Fisk
Name:	Darren Fisk
Title:	Chief Executive Officer

September 2, 2021

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